UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FREYR Battery

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

L4135L100

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,500,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.41% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents 11,500,000 ordinary shares of FREYR Battery (the “Issuer”) held by Wood River Capital, LLC (“Wood River”). As described herein, Wood River is indirectly beneficially owned by Koch Industries, Inc. (“Koch Industries”).

(2)

Calculated using 136,705,234 ordinary shares of the Issuer, comprising (i) 116,705,234 ordinary shares of the Issuer outstanding as of November 10, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2022 and (ii) 20,000,000 ordinary shares of the Issuer sold pursuant to the Issuer’s prospectus supplement dated December 1, 2022 (the “Prospectus Supplement”), filed with the SEC on December 2, 2022. Excludes 3,000,000 ordinary shares issuable pursuant to an option for a period of 30 days granted by the Issuer to the underwriters, described in the Issuer’s Prospectus Supplement.

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,500,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.41% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 11,500,000 ordinary shares of the Issuer held by Wood River. These Issuer securities may be deemed to be beneficially owned by Koch Industries by virtue of Koch Industries’ indirect beneficial ownership of Wood River.

(2)

Calculated using 136,705,234 ordinary shares of the Issuer, comprising (i) 116,705,234 ordinary shares of the Issuer outstanding as of November 10, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2022 and (ii) 20,000,000 ordinary shares of the Issuer sold pursuant to the Issuer’s Prospectus Supplement filed with the SEC on December 2, 2022. Excludes 3,000,000 ordinary shares issuable pursuant to an option for a period of 30 days granted by the Issuer to the underwriters, described in the Issuer’s Prospectus Supplement.

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Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to a Statement on Schedule 13D relates to the ordinary shares (the “Public Shares”) of FREYR Battery, a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg (the “Issuer”), and amends the initial statement on Schedule 13D (the “Initial Statement”) filed by the Reporting Persons identified therein on July 19, 2021, as amended by Amendment No. 1 (“Amendment No. 1”) thereto filed on May 3, 2022 (as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Statement, as amended by Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Initial Statement, as amended by Amendment No. 1.

The filing of this Amendment No. 2, and the information contained in the Schedule 13D, shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by the Schedule 13D.

Item 2. Identity and Background

Item 2 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the amended and restated Schedule A attached to Amendment No. 2 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.

Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) All of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 4. Purpose of the Transaction

Item 4 of this Statement on Schedule 13D is hereby amended and replaced in its entirety by the following:

As of November 30, 2022, no employee or other representative of the Reporting Persons or their affiliates serves on the board of directors of the Issuer.

The Reporting Persons acquired the Public Shares reported on this Schedule 13D for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis and intend to sell Public Shares from time to time, as they determine appropriate, depending upon market conditions. Sales of Public Shares may be made at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer), in privately negotiated transactions or otherwise. The Reporting Persons may also acquire additional securities of the Issuer from time to time depending upon market conditions.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

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Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D. The responses set forth in Item 3 and 6 of this Schedule 13D are incorporated by reference in their entirety.

Item 5. Interest in Securities of the Issuer

Item 5 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 11,500,000 Public Shares, representing approximately 8.41% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 136,705,234 ordinary shares of the Issuer, comprising (i) 116,705,234 ordinary shares of the Issuer outstanding as of November 10, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2022 and (ii) 20,000,000 ordinary shares of the Issuer sold pursuant to the Issuer’s prospectus supplement dated December 1, 2022 (the “Prospectus Supplement”), filed with the SEC on December 2, 2022. Excludes 3,000,000 ordinary shares issuable pursuant to an option for a period of 30 days granted by the Issuer to the underwriters, described in the Issuer’s Prospectus Supplement.

(c) Except as set forth in this Amendment No. 2, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement on Schedule 13D is hereby amended and replaced in its entirety by the following:

The information set forth in Items 3 and 4 of this Statement is incorporated by reference in its entirety into this Item 6.

Subscription Agreement

In connection with the execution of the Business Combination Agreement, the Issuer and Alussa entered into the Subscription Agreement with Spring Creek, an affiliate of the Reporting Persons, on January 29, 2021, pursuant to which Spring Creek committed to purchase 11,500,000 Public Shares at the Second Closing for a subscription price of $10.00 per share, representing aggregate gross proceeds of $115 million. The obligation of the parties to consummate the subscription of the shares covered by the Subscription Agreement was conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance of the Public Shares covered by the Subscription Agreement and (ii) all conditions precedent to the consummation of the transactions set forth in the Business Combination Agreement having been satisfied or waived (other than those conditions which, by their nature, were to be satisfied at the applicable Closing Date under the Business Combination Agreement).

In addition, the Subscription Agreement provided that the Issuer is required to file with the SEC, within 30 days after the consummation of the transactions contemplated by the Business Combination Agreement, a shelf registration statement covering the resale of the Public Shares issued to Spring Creek and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day following the filing date thereof if the SEC notifies the Issuer that it will “review” such registration statement and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

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The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions thereof, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2022

Wood River Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

KIM, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele, G.	Vice President and Secretary
Feilmeier, Steven J.	Manager
May, David J.	Manager
Mwangi, Michael	Treasurer

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Mathew J.	President and Manager
Fazio, Raffaele G.	Secretary
Feilmeier, Steven J.	Manager
May, David J.	Manager
Waggoner, Mark A.	Treasurer

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President and Manager
Fazio, Raffaele, G.	Vice President and Secretary
Orr, Matthew J.	Vice President and Manager
Bushman, Randall	Vice President
Currier, Jeffrey	Vice President
Feilmeier, Steven J.	Manager
Mwangi, Michael	Treasurer

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
Feilmeier, Steven J.	President and Manager
Fazio, Raffaele G.	Secretary
Russell, Timothy	Chief Financial Officer and Treasurer
Koch, C. Chase	Vice President
Watson, Brett	Vice President
Francis, Jake	Vice President
May, David J.	Vice President
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Feilmeier, Steven J.	President and Manager
Fazio, Raffaele G.	Secretary
May, David J.	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Hannan, James B.	Manager
Dinkel, Richard K.	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President – Pension Management
Dinkel, Richard K.	Senior Vice President and Chief Financial Officer
Dotson, David C.	Vice President – Engineered Solutions
Ellender, Philip G.	Vice President – Government and Public Affairs
Fazio, Raffaele G.	Assistant Secretary
Feilmeier, Steven J.	Executive Vice President and Chief Executive Officer – Investments and Director
Flesher, Gregory W.	Director
Gentry, Jeffrey N.	Director
Geoffroy, Raymond F. III	Vice President, General Counsel and Secretary
Goering, Ross A.	Treasurer
Hannan, James B.	Executive Vice President, Chief Executive Officer – Enterprises and Director
Humphrey, Mark E.	Senior Vice President—Tax and Assistant Treasurer
Koch, C. Chase	Director
Koch, Charles G.	Chairman of the Board, Chief Executive Officer and Director
Koch, Julia F.	Director
Luetters, Mark E.	Vice President – Ag and Energy
Marshall, Elaine T.	Director
May, David J.	Vice President – Investment Management
Palmer, Kristi	Controller
Razook, Bradley J.	Executive Vice President, Chief Executive Officer – Resources and Director
Robertson, David L.	President, Chief Operating Officer and Director